1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

April 30, 2014

John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Funds II – BlackRock Emerging Markets Flexible Dynamic Bond Portfolio File Nos. 333-142592 and 811-22061 Post-Effective Amendment No. 126

Dear Mr. Ganley:

On behalf of BlackRock Funds II (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on April 17, 2014 regarding Post-Effective Amendment No. 126 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 128 to the Registrant’s Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”) with respect to the BlackRock Emerging Markets Flexible Dynamic Bond Portfolio (the “Fund”).

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Amendment.

Comment No. 1:   Please confirm that the Fee Waiver Agreement will be filed as an exhibit to the Registration Statement.

Response: The Amendment contains a cross reference to the Fee Waiver Agreement as Exhibit 8(e) in the exhibit list provided in response to Part C, Item 28.

New York    Washington    Paris    London    Milan    Rome    Frankfurt    Brussels

in alliance with Dickson Minto W.S., London and Edinburgh

Securities and Exchange Commission

April 30, 2014

Comment No. 2:  Please confirm that for purposes of the fee table example the Fund will use net expenses in its calculation only for the time periods that the fee waiver arrangement is in effect.

Response: The Registrant confirms that net expenses will be used to calculate the fee table example only for the period in which the fee waiver is in effect.

Comment No. 3:   Please explain how the Fund will value derivatives for purposes of the 80% test.

Response: In the release adopting Rule 35d-1 under the 1940 Act (Investment Co. Act Rel. No. 24828, Jan. 17, 2001 (the “Names Rule Release”)), the Commission noted that the rule, as adopted, imposes the requirement that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its net assets in the type of investment suggested by the name (the “80% Test”). In footnote 13 to the Names Rule Release, the Commission further explained that the proposed rule would have required an investment company with a name that suggests that the company focuses its investments in a particular type of security to invest at least 80% of its net assets in the indicated securities. Importantly, in the Names Rule Release, the Commission noted that the language was modified to focus on “investments” as opposed to “securities,” and that, in appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.

As currently disclosed, derivatives may be utilized in satisfying the Fund’s 80% Test. For purposes of determining compliance with a policy adopted in accordance with the 80% Test, the Fund may measure a position in a derivative instrument by reference to its mark to market value or notional value, depending on the exposure provided by the investment in the derivative instrument.

For example, in a typical swap agreement, two parties agree to exchange the returns (or differentials in rates of returns) earned or realized on a particular predetermined investment. The gross returns exchanged between the parties are generally calculated with respect to a “notional amount.” In the case of a total return swap, these gross returns may be economically equivalent to the return that would have been obtained from a direct investment of a particular dollar amount (i.e., the notional amount) in the asset underlying the total return swap. In such a case, the notional amount of the swap would reflect the Fund’s true exposure to the underlying asset for purposes of the 80% Test.

On the other hand, if the swap merely provides exposure to the difference in a variable (e.g., providing the difference between a floating interest rate and a fixed interest rate over a period of time) instead of providing exposure to the total return of an underlying reference asset then the mark to market value of the swap would be the appropriate measure of the Fund’s exposure. For example, the Fund may own a bond that pays a fixed rate of interest and then enter into an interest rate swap that would provide the Fund with economic exposure as if the bond had a variable rate of interest (i.e., the interest rate swap converts the Fund’s economic exposure to a variable interest rate, but does not provide the Fund with the total return of the bond plus accrued interest – it merely provides the Fund with exposure to the mark to market difference between a fixed rate of interest and a variable rate of

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April 30, 2014

interest). In such a case, the Fund would use mark to market value to measure its exposure to the interest rate swap for purposes of the 80% Test.

Comment No. 4:  We note that as part of its principal investment strategy, the Fund may invest in U.S. Government securities. Please explain how they are used as part of the strategy.

Response: The Fund invests in U.S. Government securities (and derivatives related to U.S. Government securities such as futures) primarily to manage duration. Fund management believes that U.S. Government securities are a more effective duration management tool than emerging market securities.

Comment No. 5:  We note that the Fund’s 80% test is framed in terms of fixed income securities, although the Fund has the word “bond” in its name. Please consider whether the 80% test should be reference bonds instead of fixed income securities.

Response: The Registrant respectfully declines to make this change. The Registrant believes that the typical investor would understand “bonds” and “fixed income securities” to be synonymous. The terms are often used interchangeably and the Registrant does not believe there is any meaningful potential for investor confusion. In addition, we note that the Staff has accepted the use of synonymous terms for the word “bond.” For example, the Staff has stated that for purposes of Section 35(d), investing in “debt instruments” is sufficient for funds with “bond” in their names. Specifically, the Staff’s generic comment letter of February 25, 1994 states that “…a fund using the term ‘bond’ in its name satisfies the requirements of Section 35(d) of the 1940 Act and Guide 1 to Form N-1A if it invests at least 65 percent [now 80 percent] of its total assets in debt instruments.”

Comment No. 6:  Please confirm that if the Fund sells credit default swaps or credit default index swaps, it will segregate the full notional value of the swap agreement.

Response: The Fund does not currently intend to write (sell) a credit default swap or credit default index swap that by its terms must settle in cash.  However, if the Fund writes (sells) a credit default swap or credit default index swap that by its terms must settle only in cash or where the Fund has the right to settle physically and may settle in cash at the option of the Fund, then the Fund will, during the term of the swap agreement, cover the marked to market value of the swap, less any collateral or margin posted by the Fund.

If the Fund writes (sells) a credit default swap or credit default index swap and delivery of the underlying asset is required or the buyer has the right to require physical settlement, then the Fund will, during the term of the swap agreement, cover the notional amount of the swap.

Comment No. 7:  We note that “interest rate risk” is disclosed as a sub-bullet of “debt securities risk.” Please consider separating interest rate risk and making it its own risk.

Response: The Registrant respectfully declines to make this change. The Registrant believes “interest rate risk” is prominently disclosed. The Registrant also notes that “interest rate risk”

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April 30, 2014

is displayed in the same font size as “debt securities risk.” The Registrant notes that in response to IM Guidance Update 2014-1 (Risk Management in Changing Fixed Income Market Conditions), “interest rate risk” was identified as a sub-risk of “debt securities risk” in an effort to improve the disclosure to shareholders in light of recent events in the fixed income markets and the potential impact of tapering quantitative easing and/or rising interest rates.

Comment No. 8:  Consider clarifying that the Fund may not invest more than 25% of its assets in sovereign debt instruments of any one foreign government.

Response: The requested change has been made.

Comment No. 9:  Please confirm whether Small Cap and Emerging Growth Risk is an appropriate principal risk of the Fund.

Response: The Registrant has confirmed that the Fund may be exposed to Small Cap and Emerging Growth Risk in connection with its equity investments as an “other” risk. This risk is now identified as an other risk of the Fund under the heading “Details About the Funds – Investment Risks.”

Comment No. 10:   Please confirm that the Fund will file all legal pleadings with the Commission pursuant to Section 33 of the 1940 Act.

Response: The Registrant acknowledges its obligations under Section 33 and confirms that it will file all legal pleadings accordingly.

Comment No. 11:  Consider adding disclosure that states that for purposes of the Fund’s fundamental investment restriction on concentration, the Fund would consider the sovereign debt of each foreign country to be a separate industry.

Response: The requested change has been made. The Registrant has added the following disclosure to the Statement of Additional Information following the Fund’s fundamental investment restrictions:

Notations Regarding the Fundamental Investment Restrictions

The following notations are not considered to be part of a [Fund’s] fundamental investment restrictions and are subject to change without shareholder approval.

With respect to the fundamental investment restriction on the purchase of securities which would cause 25% or more of the value of a [Fund’s] total assets at the time of purchase to be invested in the securities of one or more issuers conducting their principal business activities in the same industry, as set forth in (1) above, each foreign government will be considered to be a separate industry.

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Securities and Exchange Commission

April 30, 2014

The Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Fund’s documents.

Please do not hesitate to contact me at (202) 303-1134 if you have comments or if you require additional information regarding the Fund’s Registration Statement.

Respectfully submitted,

/s/ Elizabeth G. Miller
Elizabeth G. Miller

cc:	Ben Archibald, Esq. Gregory Daddario, Esq. Maria Gattuso, Esq.